 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer B, P.O. Box 3143
Petach-Tikva, 4951041, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

SUPPLEMENTAL INDENTURE

On March 6, 2024, CyberArk Software Ltd. (the “Company”) and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee (the “Trustee”), entered into a Supplemental Indenture (the “Supplemental Indenture”) to the Indenture, dated as of November 18, 2019, between the Company and the Trustee (the “Indenture”), which governs the Company’s 0% convertible senior notes due 2024 (the “Notes”). The Company and the Trustee entered into the Supplemental Indenture to effect an amendment to the Indenture to change the Settlement Method (as defined in the Indenture) elected, or deemed elected, if it does not timely elect a Settlement Method applicable to a conversion of Notes, to Physical Settlement (as defined in the Indenture).

The foregoing description of the Supplemental Indenture is qualified in its entirety by reference to the Supplemental Indenture, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

4.1
Supplemental Indenture, dated as of March 6, 2024, between CyberArk Software Ltd. and U.S. Bank Trust Company National Association, as trustee, to the Indenture, dated as of November 18, 2019, for the 0% Convertible Senior Notes due 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: March 7, 2024	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer